Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Nine Months Ended September 30, 2017 and 2016
($ in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Basic:

Net income	$26,551	$26,923	$44,130	$63,942
Weighted average number of common shares during the period (in thousands)	41,433	41,092	41,337	41,155

Net income per share – basic	$0.64	$0.66	$1.07	$1.55

Diluted:

Net income	$26,551	$26,923	$44,130	$63,942
Weighted average number of common shares during the period	41,433	41,092	41,337	41,155
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	84	117	119	98
Common stock units related to deferred compensation for employees	27	55	27	55
Restricted common stock units related to incentive compensation	31	83	(16)	78
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,575	41,347	41,467	41,386

Net income per share – diluted	$0.64	$0.65	$1.06	$1.55